April 26, 2013

Mr. Joel Parker

Accounting Branch Chief

Securities and Exchange Commission

Re:	Standard Gold Holdings, Inc.

Form 8-K

Filed April 22, 2013

File No. 000-14319

Dear Mr. Parker:

On behalf of Standard Gold Holdings, Inc. (the “Company”), we are transmitting the following responses to the Securities and Exchange Commission Staff’s letter of April 25, 2013 containing comments regarding the Form 8-K filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on April 22, 2013. The full text of each comment is set forth below, and the Company’s response to each directly follows the applicable text.

1. Please revised your filing to disclose the date you appointed Turner, Stone & Company, LLP to be your new registered independent public accountant.

The Form 8-K/A states the appointment date of April 17, 2013.

2. Please revise your filing to state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board or directors, if you have such a committee or the board of directors if you have no audit or similar committee. Refer to Item 304 (a)(1)(iii) of Regulation S-K.

As stated in the Form 8-K filed on April 22, 2013 with the Commission, Moquist Thorvilson Kaufmann LLC resigned as the Company’s auditors. The Company did not make the decision to change auditors. As stated in the Form 8-K/A, the appointment of the Company’s new auditors, Turner Stone & Company, was approved by the audit committee.

3. The interim period in paragraph two should be up to the date that the new independent account was engaged. Please revise your filing to clarify the date of this subsequent interim period.

The language regarding any “interim period” has been revised.

4. Please revise your disclosure in paragraph four to state explicitly whether during your two most recent fiscal years ended December 31, 2011 and 2012 and the subsequent interim period through April 16, 2013 there had been any disagreements with the former accountant on any matter discussed in Item 304 (a)(1)(iv) of Regulation S-K.

This statement has been revised to include all required time periods on the Form 8-K/A.

5. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Moquist Thorvilson Kaufmann LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

An updated letter is attached to the Form 8-K/A.

In responding to our comments, please also provide a written statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Standard Gold Holdings, Inc., (the “Company”) acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Stephanie Gruenhagen, Esq., at Brinen & Associates, LLC, the attorney working on this matter, at 212-330-8151 or sgruenhagen@brinenlaw.com.

Sincerely,

/s/: Sharon Ullman

Sharon Ullman

Chief Executive Officer

Standard Gold Holdings, Inc.